SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2021

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Standard Form TR-1

Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the Central Bank of Ireland)i

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii: Ryanair Holdings plc LEI: 635400BR2ROC1FVEBQ56
2. Reason for the notification (please tick the appropriate box or boxes):
[ ] An acquisition or disposal of voting rights
[x] An acquisition or disposal of financial instruments
[ ] An event changing the breakdown of voting rights
[ ] Other (please specify)iii:

3. Details of person subject to the notification obligationiv :
Name: The Goldman Sachs Group, Inc.		City and country of registered office (if applicable): Corporation Trust Center, 1209 Orange Street, Wilmington DE 19801, USA
4. Full name of shareholder(s) (if different from 3.)v: Goldman Sachs International
5. Date on which the threshold was crossed or reachedvi: 18/03/2021
6. Date on which issuer notified: 22/03/2021
7. Threshold(s) that is/are crossed or reached: The 5% threshold was crossed within voting rights attached to financial instruments by The Goldman Sachs Group, Inc.
8. Total positions of person(s) subject to the notification obligation:
	% of voting rights attached to shares (total of 9.A)	% of voting rights through financial instruments(total of 9.B.1 + 9.B.2)	Total of both in % (9.A + 9.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	1.01%	4.81%	5.81%	1,127,657,028
Position of previous notification (if applicable)	0.40%	5.34%	5.73%

9. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii:
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix			% of voting rights
	Direct		Indirect	Direct	Indirect
IE00BYTBXV33			11,096,699	0.98%
US7835132033			265,976	0.02%

SUBTOTAL A			11,362,675	1.01%

B 1: Financial Instruments according to Regulation 17(1)(a) of the Regulations
Type of financial instrument	Expirationdatex		Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
Securities Lending	Open			293,815	0.03%
Future	19/03/2021			1,999,852	0.18%
Put Option	17/09/2021			50,000	0.004%
Call Option	17/12/2021			21,000	0.002%
Put Option	19/03/2021			2,400	0.0002%
			SUBTOTAL B.1	2,367,067	0.21%

B 2: Financial Instruments with similar economic effect according to Regulation 17(1)(b) of the Regulations
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights
Swap	23/03/2021		Cash	7,999,941	0.71%
Swap	09/06/2021		Cash	7,503,922	0.67%
Swap	28/09/2021		Cash	5,875,071	0.52%
Swap	23/03/2021		Cash	5,037,083	0.45%
Swap	06/04/2021		Cash	4,800,868	0.43%
Swap	27/09/2021		Cash	4,553,595	0.40%
Swap	19/08/2021		Cash	4,004,938	0.36%
Swap	26/05/2021		Cash	2,478,366	0.22%
Swap	01/06/2021		Cash	2,398,680	0.21%
Swap	02/06/2021		Cash	2,348,711	0.21%
Swap	03/06/2021		Cash	2,318,646	0.21%
Swap	04/06/2021		Cash	1,748,944	0.16%
CFD	06/01/2031		Cash	243,467	0.02%
CFD	23/03/2022		Cash	79,999	0.01%
CFD	23/03/2022		Cash	79,999	0.01%
CFD	23/03/2022		Cash	79,999	0.01%
CFD	29/01/2031		Cash	64,266	0.01%
CFD	07/03/2029		Cash	49,683	0.004%
CFD	08/07/2030		Cash	43,426	0.004%
CFD	16/12/2030		Cash	43,138	0.004%
CFD	13/11/2023		Cash	28,000	0.002%
CFD	04/05/2021		Cash	13,925	0.001%
CFD	25/11/2030		Cash	7,600	0.001%
CFD	13/11/2023		Cash	7,000	0.001%
CFD	25/11/2030		Cash	4,900	0.0004%
CFD	30/07/2030		Cash	4,573	0.0004%
CFD	18/03/2031		Cash	4,567	0.0004%
Swap	01/04/2021		Cash	4,500	0.0004%
CFD	17/12/2030		Cash	2,961	0.0003%
CFD	02/05/2023		Cash	2,443	0.0002%
CFD	30/07/2030		Cash	1,795	0.0002%
CFD	03/03/2031		Cash	1,603	0.0001%
CFD	30/07/2030		Cash	1,399	0.0001%
CFD	31/07/2030		Cash	1,068	0.0001%
CFD	17/12/2030		Cash	1,052	0.0001%
CFD	17/12/2030		Cash	806	0.0001%
CFD	17/12/2030		Cash	639	0.0001%
Swap	08/07/2022		Cash	160	0.00001%
Swap	05/07/2022		Cash	113	0.00001%
CFD	07/01/2031		Cash	100	0.00001%
CFD	26/02/2026		Cash	50	0.000004%
Swap	04/09/2022		Cash	10	0.000001%
Swap	01/03/2022		Cash	2	0.0000002%
			SUBTOTAL B.2	51,842,008	4.60%

10. Information in relation to the person subject to the notification obligation (please tick the applicable box):

[ ] Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer.xiii

[X] Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv:

Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
The Goldman Sachs Group, Inc.
Goldman Sachs (UK) L.L.C.
Goldman Sachs Group UK Limited
Goldman Sachs International		4.80%	5.79%

The Goldman Sachs Group, Inc.
Goldman Sachs & Co. LLC

The Goldman Sachs Group, Inc.
GSAM Holdings LLC
Goldman Sachs Asset Management, L.P.

The Goldman Sachs Group, Inc.
Folio Financial, Inc.
Folio Investments Inc.

The Goldman Sachs Group, Inc.
IMD Holdings LLC
United Capital Financial Partners, Inc.
United Capital Financial Advisers, LLC

11. In case of proxy voting: [name of the proxy holder] will cease to hold [% and number] voting rights as of [date]

12. Additional informationxvi:
Please note, the total amount of voting rights have been rounded to 2 decimal places therefore there is a possibility of a rounding error.
General email contact:
gs-regops-emea-position-enquiries@gs.com

Done at London on 22/03/2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 23 March, 2021

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary